UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Affordable Residential Communities Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)

008273 10 4
(CUSIP Number)

December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: [ ] Rule 13d-1(b) [ X ] Rule 13d-1(c) [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No: 008273 10 4

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dune Capital Management LP EIN: 20-1591850
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)
(b) X
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER Common Stock: 156,200 Exchangeable Notes: 1,467,505
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER Common Stock: 156,200 Exchangeable Notes: 1,467,505
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 156,200 Exchangeable Notes: 1,467,505
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8%
12		TYPE OF REPORTING PERSON PN

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dune Capital International Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)
(b) X
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER Common Stock: 156,200 Exchangeable Notes: 1,467,505
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER Common Stock: 156,200 Exchangeable Notes: 1,467,505
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 156,200 Exchangeable Notes: 1,467,505
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8%
12		TYPE OF REPORTING PERSON OO

Item 1.
(a)	Name of Issuer: Affordable Residential Communities Inc. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices: 600 Grant Street, Suite 900, Denver, Colorado 80203
Item 2.
(a)

Name of Person Filing:

This Schedule 13G/A is being filed by Dune Capital Management LP, a Delaware limited partnership (“DCM”), and Dune Capital International Ltd., a Cayman Islands exempted company incorporated with limited liability (“DCI” and together with DCM, the “Reporting Persons”), to report on the Shares (as defined below) held of record by Dune Capital LLC, an Anguilla limited liability company (“Dune Capital”). DCI is the sole managing member of Dune Capital. Pursuant to an investment management agreement between DCM and Dune Capital, DCI has delegated to DCM certain duties to manage the day-to-day operations of Dune Capital. Notwithstanding this management arrangement, DCI is deemed to share with DCM beneficial ownership of the Shares held of record by Dune Capital. Steven T. Mnuchin is the co-CEO of DCM and may be deemed to control the investment activities of Dune Capital.

(b)	Address of Principal Business Office or, if none, Residence: The address for the Reporting Persons is: 623 Fifth Avenue, 30th Floor, New York, New York 10022
(c)	Citizenship: DCM: Delaware DCI: Cayman Islands
(d)

Title of Class of Securities:

This Schedule 13G/A relates to the shares (the “Shares”) of Common Stock, par value $0.01 per share, of the Issuer, including those to be issued upon exchange of the 7 ½% Senior Exchangeable Notes due 2025 (the “Exchangeable Notes”) issued by Affordable Residential Communities LP, the operating partnership of the Issuer.

(e)	CUSIP Number: Common Stock: 008273 10 4
Item 3.	If this statement is filed pursuant to §§240.13d-(b), or 240.13d-2(b) or (c), check whether the person filing is a(n):
(a)	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)

(b)	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	Investment company registered under Section 8 of the Investment Company Act (15 U.S.C. 80a-8)

(e)	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(e)

(f)	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

(g)	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)

(h)	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	Group in accordance with §240.13d-1(b)(1)(ii)(J)
Item 4.	Ownership
(a)-(b)

Amount Beneficially Owned and Percent of Class:

Dune Capital is the record owner of (1) 156,200 Shares and (2) Exchangeable Notes exchangeable into 1,467,505 Shares, which together, assuming exchange of all Exchangeable Notes held by Dune Capital, constitute approximately 3.8% of the outstanding Shares of the Issuer. This percentage calculation is based on 41,027,689 Shares outstanding as of November 11, 2005, as reported on the Issuer’s most recent quarterly report on Form 10-Q, plus 1,467,505 Shares issuable upon the exchange of all Exchangeable Notes held of record by Dune Capital. In addition to the foregoing, Dune Capital has entered into a swap contract based on a notional 2,058,000 Shares. However, because the swap is to be cash settled and Dune Capital has no right to acquire voting or investment power over the underlying shares within 60 days or otherwise, such Shares have not been included in the ownership calculations above.

Because of DCM’s management arrangement with Dune Capital, as described above in Item 2, both DCM and DCI, as managing member of Dune Capital, are deemed to beneficially own all of the Shares held of record by Dune Capital. Other than as reported herein, neither DCM nor DCI beneficially owns any additional Shares, directly or through exchange or conversion of other securities.

(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See response to Item 5 on page 2.
(ii) Shared power to vote or to direct the vote: See response to Item 6 on page 2.
(iii) Sole power to dispose or to direct the disposition of: See response to Item 7 on page 2.
(iv) Shared power to direct the disposition of: See response to Item 8 on page 2.

Item 5.	Ownership of Five Percent or Less of a Class
	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:	x

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company Not applicable.
Item 8.

Identification and Classification of Members of the Group

This Schedule 13G/A is being filed on behalf of the Reporting Persons pursuant to Rule 13d-1(c). The identity of each of the Reporting Persons and Dune Capital is set forth in Item 2(a) hereof. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by such entities that a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 exists.

Item 9.	Notice of Dissolution of Group Not Applicable.
Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2006

DUNE CAPITAL MANAGEMENT LP

By: /s/ Joshua P. Eaton
Name: Joshua P. Eaton
Title: General Counsel

DUNE CAPITAL INTERNATIONAL LTD.

By: /s/ Joshua P. Eaton
Name: Joshua P. Eaton
Title: General Counsel